Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF HUDBAY MINERALS INC.

TO BE HELD ON

MAY 22, 2015

APRIL 15, 2015

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“Hudbay”) will be held at St. Andrew’s Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 on Friday, May 22, 2015 at 10:00 a.m. (Eastern Time), for the following purposes:

1.                                      to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 and the auditor’s report thereon;

2.                                      to elect the directors of Hudbay;

3.                                      to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

4.                                      to consider and, if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in the accompanying management information circular) to authorize the issuance of up to 22,625,232 common shares upon the exercise of outstanding warrants to purchase common shares, pursuant to the terms of the warrant indenture between Hudbay and Equity Financial Trust, as warrant agent, dated July 15, 2014, which warrants were issued by Hudbay as partial consideration in connection with the acquisition of Augusta Resource Corporation last year; and

5.                                      to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on April 13, 2015 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after April 13, 2015 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, TMX Equity Transfer Services, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 20, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 15th day of April, 2015.

By Order of the Board of Directors

W. Warren Holmes
Interim Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION		1

VOTING INFORMATION		1
Voting Matters		1
Who Can Vote		2
Voting Your Common Shares		2
Voting Your Common Shares by Proxy		2
Deadline for Proxies		3
Additional Matters Presented at the Meeting		4
Voting Shares and Principal Holders		4

NOTICE TO UNITED STATES SHAREHOLDERS		4

MATTERS TO BE ACTED UPON AT THE MEETING		5
1.	Financial Statements	5
2.	Election of Directors	5
3.	Appointment of Auditor	12
4.	Approval of Share Issuance	12

STATEMENT OF CORPORATE GOVERNANCE PRACTICES		14
General		14
Board of Directors		14
Committees of the Board		19
Diversity		21
Code of Business Conduct and Ethics		21
Communicating to Shareholders		22
The New York Stock Exchange Corporate Governance Listing Standards		22

STATEMENT OF EXECUTIVE COMPENSATION		23
Message from the Chair of the Compensation Committee		23
Compensation Discussion and Analysis		25

EQUITY COMPENSATION PLAN INFORMATION		45

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		45

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		45

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		45

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION		46

WHERE YOU CAN FIND ADDITIONAL INFORMATION		46

SCHEDULE “A” CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE		48

i

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of HudBay Minerals Inc. for use at the annual and special meeting of shareholders (the “Meeting”) to be held on Friday, May 22, 2015 at 10:00 a.m. (Eastern Time) at St. Andrew’s Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, refer to HudBay Minerals Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Circular is given as at April 15, 2015 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•                  If you are a registered holder of our common shares (each, a “Hudbay Share”), a form of proxy is enclosed that you can use to vote at the Meeting or you may attend in person.

•                  If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These materials are being sent to both registered and non-registered owners of Hudbay Shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Hudbay Shares at the Meeting.  See “Voting Information — Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence.  The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on the:

•                  election of directors;

•                  appointment of our auditor for 2015 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

•                  approval of an ordinary resolution (the “Ordinary Resolution”, the full text of which is set out under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Issuance”) to authorize the issuance of up to 22,625,232 Hudbay Shares upon the exercise of outstanding warrants to purchase Hudbay Shares, pursuant to the terms of the warrant indenture between Hudbay and Equity Financial Trust, as warrant agent, dated July 15, 2014, which warrants were issued by Hudbay as partial consideration in connection with the acquisition of Augusta Resource Corporation last year.

Who Can Vote

The record date for the Meeting is April 13, 2015.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting. Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Non-Registered Shareholders

It is possible that your Hudbay Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner.  You may vote your Hudbay Shares through your intermediary or in person by taking the appropriate steps, which will vary depending on whether you are an objecting beneficial owner (“OBO”) or a non-objecting beneficial owner (“NOBO”) of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

OBOs

OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.

Please note that if you are an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder.  In order to do this, you should follow the instructions on the voting instruction form and, in doing so, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares.  You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the voting instruction form well in advance of the deadline for the receipt of proxies.

NOBOs

NOBOs will have received this Circular directly from our transfer agent together with a voting instruction form (“VIF”) for their use.  If you are a NOBO, you may attend the Meeting and vote in person, or give another person authority to represent you and vote your shares at the Meeting. To vote in person, insert your name in the space provided on the enclosed VIF and return the VIF as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Voting Your Common Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, or if you are a NOBO who wishes to vote in person at the Meeting, you may vote by using the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, TMX Equity Transfer Services, prior to 10:00 a.m. (Eastern Time) on May 20, 2015, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Registered shareholders and NOBOs may provide their voting instructions by any of the following means:

•                  by mail to TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);

•                  by hand or by courier to TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1;

•                  by fax to +1 416-595-9593; or

•                  by internet at www.voteproxyonline.com.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay’s transfer agent, TMX Equity Transfer Services, no later than 10:00 a.m. (Eastern Time) on May 20, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

•                  FOR the election of each of the ten nominees as directors;

•                  FOR the appointment of Deloitte LLP as our auditor for 2015 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

•                  FOR the issuance of up to 22,625,232 Hudbay Shares upon the exercise of outstanding warrants to purchase Hudbay Shares, pursuant to the terms of the warrant indenture between Hudbay and Equity Financial Trust, as warrant agent, dated July 15, 2014, which warrants were issued by Hudbay as partial consideration in connection with the acquisition of Augusta Resource Corporation last year.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares.  You may choose anyone to be your proxyholder, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Interim Chairman and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•                  you may send another form of proxy with a later date to our transfer agent, TMX Equity Transfer Services, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 20, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•                  you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•                  you may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or

•                  you may revoke your form of proxy in any other manner permitted by law.

Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Additional Matters Presented at the Meeting

The enclosed form of proxy or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

Voting Shares and Principal Holders

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 31, 2015, 233,659,523 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators as at March 31, 2015, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
Franklin Resources, Inc.	27,778,083	11.89%

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1.              Financial Statements

Our audited consolidated financial statements for the years ended December 31, 2014 and 2013 and the auditor’s report thereon will be presented at the Meeting.

2.              Election of Directors

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. The Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting.  Our Board is currently composed of eleven directors but the Board has fixed the number of directors at ten, effective as of the completion of the Meeting. The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “A”), we have adopted a majority voting policy governing the election of directors.  Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board.  The Corporate Governance and Nominating Committee (the “CGN Committee”) of the Board will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign.  The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days following the meeting of shareholders.  The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

On a vote by a show of hands, each of the eight1 incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on May 8, 2014 in Toronto, Ontario (the “2014 meeting”). We received proxies representing 144,947,391 Hudbay Shares in connection with the 2014 meeting. Based on these proxies, each director received the following favourable votes cast by proxy:

1  Michael T. Waites was appointed to the Board of Directors on May 8, 2014, following the annual and special shareholder meeting, and Carin S. Knickel is a new nominee director.

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
David Garofalo	99.50%	143,086,862
Igor A. Gonzales	99.86%	143,610,501
Tom A. Goodman	99.04%	142,431,589
Alan R. Hibben	99.87%	143,613,451
W. Warren Holmes	98.06%	141,011,586
Sarah B. Kavanagh	99.87%	143,613,109
Alan J. Lenczner	99.46%	143,026,466
Kenneth G. Stowe	99.88%	143,632,949

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

David Garofalo Igor A. Gonzales Tom A. Goodman Alan R. Hibben W. Warren Holmes	Sarah B. Kavanagh Carin S. Knickel Alan J. Lenczner Kenneth G. Stowe Michael T. Waites

G. Wesley Voorheis and John L. Knowles, each of whom has been a director of Hudbay for the past six years, are not standing for re-election to the Board. The Board would like to thank Mr. Voorheis and Mr. Knowles for their dedicated service to the Board and to Hudbay generally. Mr. Voorheis served as Chairman during his time on the Board and has overseen Hudbay’s expansion beyond its Manitoba roots with operations in Peru and a promising development project in Arizona.

In connection with the departures of Messrs. Voorheis and Knowles, the CGN Committee recommended and the Board has nominated Carin S. Knickel for election. The Board feels that Ms. Knickel’s skills and experience, including her breadth of executive experience in operations, strategy, business development, general management and human resources, will be of great assistance to the Board, particularly as the company approaches the development of its Rosemont project in Arizona (See “Board Composition” below).

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

David Garofalo

Richmond Hill, Ontario, Canada

Age:  49

Independent:  No

Director Since:  2010

Hudbay Shares Held(1): 131,495

Share Units Held: 445,393.37

Total Value of Common
Shares and Share
Units(2):  $5,976,563

On side with meeting Share Ownership Guidelines:  Yes

Committee Memberships:	N/A

Principal Occupation:	President and Chief Executive Officer, HudBay Minerals Inc.

Biographical Information:

Mr. Garofalo has been Hudbay’s President and Chief Executive Officer since July 2010. Previously, he served as Senior Vice President, Finance and Chief Financial Officer and a director with Agnico Eagle Mines Limited, where he was employed from 1998 to 2010, and as Treasurer and in various finance roles with Inmet Mining Corporation from 1990 to 1998.

Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. He is also a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Colossus Minerals Inc. (2012 to 2013) Norsemont Mining Inc. (2011) Malbex Resources Inc. (2009 to 2013) Agnico Eagle Mines Limited (2008 to 2010) Stornoway Diamond Corporation (2006 to 2010)

Igor A. Gonzales

Lima, Peru

Age:  60

Independent:  Yes

Director Since:  2013

Hudbay Shares Held(1):   Nil

Deferred Share
Units Held:  9,400

Total Value of Common
Shares and DSUs(2): $97,384

On side with meeting Share Ownership Guidelines(3):  Yes

Committee Memberships:	Environmental, Health, Safety and Sustainability (“EHSS”) Committee Technical Committee

Principal Occupation:	Vice President of Operations, Compañia de Minas Buenaventura S.A.A.

Biographical Information:

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He joined Compañia de Minas Buenaventura S.A.A. in November 2014 as Vice President of Operations. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Public Company Directorships (Past 5 years):	Compañia de Minas Buenaventura S.A. (2014 to present) Sierra Metals Inc. (2013 to present)

Tom A. Goodman

Denare Beach, Saskatchewan, Canada

Age:  61

Independent:  No

Director Since:  2012

Hudbay Shares Held(1):  15,000

Deferred Share
Units Held: 17,180

Total Value of Common
Shares, Share Units and DSUs(2): $333,385

On side with meeting Share Ownership Guidelines(3):  Yes

Committee Memberships:	EHSS Committee, Chair Technical Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Goodman worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including as Senior Vice President and Chief Operating Officer, until his retirement in 2012.

Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology.

Public Company Directorships (Past 5 years):	Norsemont Mining Inc. (2011)

Alan R. Hibben
Toronto, Ontario, Canada

Age:  61

Independent:  Yes

Director Since:  2009

Hudbay Shares Held(1): 15,000

Deferred Share
Units Held:  93,934

Total Value of Common
Shares and DSUs(2):  $1,128,556

On side with meeting Share Ownership Guidelines:  Yes

Committee Memberships:	Compensation Committee Corporate Governance and Nominating Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Hibben has held several senior positions with RBC Capital Markets, including most recently as Managing Director, which he assumed on his return to RBC in March 2011 and held until his retirement in December 2014. Upon his retirement, Mr. Hibben accepted an engagement to work with the Premier’s Advisory Council on Government Assets, to advise on the Province of Ontario’s Hydro One asset. He is also currently a principal with Shakerhill Partners Ltd. From January 2009 to February 2011, he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation.  He is a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Discovery Air Inc. (2008 to 2013)

W. Warren Holmes
Stratford, Ontario, Canada

Age:  72

Independent:  Yes

Director Since:  2009

Hudbay Shares Held(1):  Nil

Deferred Share
Units Held:  158,386

Total Value of Common
Shares and DSUs(2):  $1,640,879

On side with meeting Share Ownership Guidelines:  Yes

Committee Memberships:	Compensation Committee, Chair Corporate Governance and Nominating Committee, Interim Chair EHSS Committee Technical Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Holmes is Hudbay’s Interim Chairman and was Hudbay’s Executive Vice Chairman from November 2009 to July 2010 and its Interim Chief Executive Officer from January 2010 to July 2010.  He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964 to 1986) and with Falconbridge Limited (1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations.

Mr. Holmes is currently a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queen’s University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

Atlanta Gold Inc. (2008 to present)

Foraco International S.A. (Lead Director) (2007 to present)

Wallbridge Mining Company Limited (Lead Director since 2012) (2002 to present)

Victory Nickel Inc. (2007 to 2011)

Nuinsco Resources Limited (2004 to 2012)

Sarah B. Kavanagh

Toronto, Ontario, Canada

Age:  58

Independent:  Yes

Director Since:  2013

Hudbay Shares Held(1):  Nil

Deferred Share
Units Held:  9,400

Total Value of Common
Shares and DSUs(2): $97,384

On side with meeting Share Ownership Guidelines(3):  Yes

Committee Memberships:	Audit Committee, Chair Compensation Committee

Principal Occupation:	Corporate Director

Biographical Information

Ms. Kavanagh is a corporate director who has also been serving as a Commissioner at the Ontario Securities Commission since 2011.  Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc.  She has also held senior financial positions in the corporate sector.

Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011.

Public Company Directorships (Past 5 years):	WPT Industrial Real Estate Investment Trust (2013 to present)

Carin S. Knickel
Golden, Colorado, United States

Age:  58

Independent:  Yes

Director Since:  N/A (New director nominee)

Hudbay Shares Held:  Nil

Deferred Share
Units Held:  Nil

Total Value of Common
Shares and DSUs:  N/A

On side with meeting Share Ownership Guidelines:  N/A

Committee Membership:	N/A

Principal Occupation:	Corporate Director

Biographical Information:

Ms. Knickel served as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating, planning and business development positions throughout her career in the US and Europe.

Ms. Knickel holds a bachelor’s degree in marketing and statistics from the University of Colorado and a master’s degree in management from Massachusetts Institute of Technology.

Public Company Directorships (Past 5 years):	Rosetta Resources Inc. (2012 to present)

Alan J. Lenczner
Toronto, Ontario, Canada

Age:  72

Independent:  Yes

Director Since:  2009

Hudbay Shares Held(1):  10,000

Deferred Share
Units Held:  34,959

Total Value of Common
Shares and DSUs(2):  $465,775

On side with meeting Share Ownership Guidelines:  Yes

Committee Memberships:	Audit Committee Compensation Committee

Principal Occupation:	Counsel, Lenczner Slaght Royce Smith Griffin LLP

Biographical Information:

Mr. Lenczner has been a commercial litigator for over 40 years. He is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He is also a Commissioner of the Ontario Securities Commission.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969.  He was appointed Queen’s Counsel in 1982.

Public Company Directorships (Past 5 years):	Leon’s Furniture Ltd. (1988 to present)

Kenneth G. Stowe
Oakville, Ontario, Canada

Age:  63

Independent:  Yes

Director Since:  2010

Hudbay Shares Held(1):  10,000

Deferred Share
Units Held: 9,400

Total Value of Common
Shares and DSUs(2): $200,984

On side with meeting Share Ownership Guidelines(3):  Yes

Committee Memberships:	Technical Committee, Chair Corporate Governance and Nominating Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006 he was the recipient of the Canadian Mineral Processor of the Year award.

Public Company Directorships (Past 5 years):	Zenyatta Ventures Ltd. (2014 to present) Alamos Gold Inc. (2011 to present) Fire River Gold Corp. (2012 to 2013) Klondex Mines Ltd. (2011 to 2012) Northgate Minerals Corporation (2001 to 2011)

Michael T. Waites
Vancouver, British Columbia, Canada

Age:  61

Independent:  Yes

Director Since:  2014

Hudbay Shares Held(1):  20,000

Deferred Share
Units Held: 10,430

Total Value of Common
Shares and DSUs(3):  $315,255

On side with meeting Share Ownership Guidelines(3):  Yes

Committee Membership:	Audit Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Waites is the former President and Chief Executive Officer of Finning International Inc. He retired from Finning in June 2013 after serving as President and Chief Executive Officer for five years. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He has also held senior positions with Canadian Pacific Railway and Chevron Canada Resources.

Mr. Waites holds a Bachelor of Arts (Honours) in Economics from the University of Calgary, a Master of Business Administration from Saint Mary’s College of California, and a Masters of Arts, Graduate Studies in Economics from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Public Company Directorships (Past 5 years):	Western Forest Products Inc. (2014 to present) Talisman Energy Inc. (2011 to present) Finning International Inc. (2008 to 2013)

(1)       The Hudbay Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee as at March 31, 2015.  The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective nominees.  Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2)       Based on the $10.36 closing price of Hudbay Shares on the Toronto Stock Exchange on March 31, 2015.

(3)       Directors are expected to meet their minimum equity ownership requirements within five years from the date they became directors, being June 2015 for Mr. Stowe, June 2017 for Mr. Goodman, July 2018 for Mr. Gonzales and Ms. Kavanagh and May 2019 for Mr. Waites.

Corporate Cease Trade Orders or Bankruptcies

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (the “CCAA”).  Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA.  On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

Mr. Holmes was a director of Ferrinov Inc. (“Ferrinov”), a private technology company, from December 2008 to July 2012. In July 2012, Ferrinov filed for bankruptcy and was declared bankrupt under the Bankruptcy and Insolvency Act.

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization (“Plan”) was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. The Plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

3.                                      Appointment of Auditor

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005.  For the year ended December 31, 2014, Deloitte was paid $1,511,365 for audit services and $364,810 for audit-related services.  Deloitte was not paid any fees for tax-related or other services in 2014.  All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.  Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2014 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay’s auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

4.                                      Approval of Share Issuance

On February 10, 2014, we made an offer (as subsequently amended, the “Offer”) to purchase all of the issued and outstanding common shares (“Augusta Shares”) of Augusta Resource Corporation (“Augusta”) not already owned by us.  We took up and purchased 122,017,869 Augusta Shares under the Offer in July 2014 for consideration (the “Offer Consideration”) per Augusta Share of 0.315 of a Hudbay Share and 0.17 of a warrant to purchase a Hudbay Share (each, a “Hudbay Warrant”). We acquired the remaining Augusta Shares on September 23, 2014 pursuant to a second-step amalgamation transaction (the “Amalgamation”, and together with the Offer, the “Augusta Acquisition”) for consideration per Augusta Share equal to the Offer Consideration. Augusta is now our wholly-owned subsidiary and has been renamed HudBay Arizona Corporation.

Certain warrants (“Red Kite Warrants”) issued by Augusta prior to the Augusta Acquisition remain outstanding.  Pursuant to their terms, the Red Kite Warrants are now exercisable for the Offer Consideration in lieu of each Augusta Share that could have been acquired pursuant to the Red Kite Warrants.  The Red Kite Warrants are exercisable to acquire an aggregate of 1,472,610 Hudbay Shares and 794,742 Hudbay Warrants.

On June 30, 2014, the TSX conditionally approved the listing of up to 48,255,427 Hudbay Shares, representing 25% of the number of Hudbay Shares which were outstanding, on a non-diluted basis immediately prior to the commencement of the Augusta Acquisition. Hudbay issued 40,450,654 Hudbay Shares in connection with the Augusta Acquisition and may issue 1,472,610 Hudbay Shares as partial consideration upon the exercise of the Red Kite Warrants, being an aggregate of 41,923,264 Hudbay Shares (the “Approved Shares”).

Section 611(c) of the TSX Company Manual provides that security holder approval is required in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the acquisition. Assuming the exercise of all Hudbay Warrants (being the aggregate of the 21,830,490 Hudbay Warrants previously issued pursuant to the Augusta Acquisition and the 794,742 Hudbay Warrants issuable as partial consideration upon the exercise of the Red Kite Warrants), we may issue up to an additional 22,625,232 Hudbay Shares. When these additional shares are added to the Approved Shares, the total number of Hudbay Shares issued or issuable pursuant to the Augusta Acquisition is 64,548,496 Hudbay Shares or approximately 34.5% of the outstanding Hudbay Shares immediately prior to the commencement of the Augusta Acquisition. As such, at the Meeting, shareholders will be asked to authorize the issuance of the 22,625,232 Hudbay Shares issuable upon the exercise of all Hudbay Warrants. In the event that the Ordinary Resolution is not approved, we will not be entitled to issue these additional Hudbay Shares and will be required to make a cash payment in lieu of the Hudbay Shares we otherwise would have been permitted to issue on the exercise of the Hudbay Warrants, as more fully described under “Approval of Share Issuance — Hudbay Warrants” below.

For details regarding the Augusta Acquisition, reference should be made to the take-over bid circular and amendments thereto, as well as the support agreement, filed on Augusta’s SEDAR profile at www.sedar.com.

Hudbay Warrants

The Hudbay Warrants are, or will be, issued under the warrant indenture (the “Warrant Indenture”) between Hudbay and Equity Financial Trust, as warrant agent, dated July 15, 2014. Subject to adjustment as provided in the Warrant Indenture, each whole Hudbay Warrant entitles the holder (subject to the issuance of an In-the Money-Settlement Notice (as defined below)) to purchase one Hudbay Share at a price of $15.00 per Hudbay Share (as adjusted in accordance with the Warrant Indenture, the “Exercise Price”) on the Warrant Expiry Date (as defined below). On the Warrant Expiry Date, the Hudbay Warrants will expire and become null and void. Holders of Hudbay Warrants may exercise their Hudbay Warrants at any time up to the expiry time on the Warrant Expiry Date; however, the exercise of the Hudbay Warrants will only be effective on and not before the Warrant Expiry Date.

Pursuant to the terms of the Warrant Indenture, we may, at our sole option, by written notice (an “In-the-Money Settlement Notice”) at least 60 days before July 20, 2018 (or such later date to which expiry of the Hudbay Warrants may be extended in accordance with the Warrant Indenture, the “Warrant Expiry Date”), elect to satisfy our obligations in respect of the Hudbay Warrants that are exercised, by payment of their “in-the-money” value (as determined in accordance with the Warrant Indenture): (i) Hudbay Shares; (ii) cash; or (iii) a combination of Hudbay Shares and cash.

If we at any time cannot legally (including by reason of not having received the necessary approvals of the TSX, or any other applicable stock exchange) issue sufficient Hudbay Shares to satisfy all of our obligations solely through the issuance of Hudbay Shares, we may, at our option and subject to the consent of the TSX, extend the Warrant Expiry Date in increments of one year (or in the case of the last such extension to January 1, 2021) by providing written notice at least 60 days before the then applicable Warrant Expiry Date; provided, however, that in no event shall the Warrant Expiry Date be extended beyond January 1, 2021.

In the event that the Ordinary Resolution is approved, we may issue Hudbay Shares on the exercise of the Hudbay Warrants, or choose to satisfy our obligation in accordance with the terms of the Warrant Indenture in whole or in part in cash. In the event that the Ordinary Resolution is not approved, we will not be entitled to issue Hudbay Shares on the exercise of the Hudbay Warrants and will be required to make a cash payment in lieu of the Hudbay Shares we otherwise would have been required to issue. (For further details regarding the Hudbay Warrants and the Warrant Indenture, reference should be made to the Warrant Indenture, a copy of which is filed on our SEDAR profile.)

The holders of Hudbay Shares will be asked at the Meeting to consider and, if deemed advisable, to approve the following resolution:

“BE IT RESOLVED THAT:

1.                                      The issuance of up to 22,625,232 common shares (each a “Hudbay Share”) (subject to adjustment in accordance with the terms of the Warrant Indenture) of HudBay Minerals Inc. (the “Corporation”) upon the exercise of the warrants to purchase Hudbay Shares pursuant to the terms of the warrant indenture between the Corporation and Equity Financial Trust, as warrant agent, dated July 15, 2014, as described in the Management Information Circular dated April 15, 2015, is hereby approved.

2.                                      Any one director or officer of the Corporation be authorized and directed to execute and deliver all such documents and instruments, and to take such other actions, as may be necessary or desirable to give effect to this resolution.”

The Board recommends that shareholders vote FOR the Ordinary Resolution, as it will provide greater liquidity flexibility to Hudbay. The nominees named in the accompanying form of proxy will vote the shares represented thereby FOR the Ordinary Resolution unless the shareholder has given contrary instructions in such form of proxy.  In order to be approved, not less than a majority of the votes cast by the holders of Hudbay Shares present in person or represented by proxy at the Meeting must be voted FOR the Ordinary Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Our Board strives to oversee the management of our business and affairs with the highest standards of ethical conduct. It has implemented corporate governance policies and procedures designed to assist in fulfilling this oversight role and regularly monitors such policies and procedures to ensure they continue to guide the Board and management to act in our best interests and the best interests of our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “A” to this Circular and can be viewed at our website at www.hudbayminerals.com.  The Board has approved the disclosure of our corporate governance practices described below.

Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of Hudbay, the Board assumes responsibility for, among other things:

•                       reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•                       reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•                       ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

•                       ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

•                       assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•                       ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•                       reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Board Composition

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees. The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

	David Garofalo	Igor A. Gonzales	Tom A. Goodman	Alan R. Hibben	W. Warren Holmes	Sarah B. Kavanagh	Carin S. Knickel	Alan J. Lenczner	Kenneth G. Stowe	Michael T. Waites
CEO/Senior Officer	✓	✓	✓	✓	✓	✓	✓		✓	✓
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mining/Resource Industry	✓	✓	✓		✓		✓		✓	✓
Finance and M&A	✓			✓		✓	✓	✓	✓	✓
Operations		✓	✓		✓		✓		✓	✓
International Business	✓	✓	✓	✓	✓		✓		✓	✓
Government Relations	✓	✓	✓							✓
Environment, Health, Safety and Sustainability		✓	✓		✓				✓	✓
Human Resources/Executive Compensation		✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓			✓		✓	✓	✓		✓
Risk Management	✓	✓		✓		✓				✓
Marketing		✓					✓		✓	✓
Legal/Regulatory						✓		✓

Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix. The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members. In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics; and (iii) the extent to which the interplay of a nominee’s expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

In light of the upcoming departures of Messrs. Voorheis and Knowles from the Board, the CGN Committee considered the ideal size of the Board as well as the expertise, skills, knowledge, experience and diversity of the other directors. The CGN Committee recommended to the Board that the size of the Board be reduced from 11 directors to 10 and undertook a search to identify a candidate to fill the vacancy on the Board. The CGN Committee noted, among other things, the current technical strengths and geographical focus of the Board and focused its search on identifying a director with complementary skills. The CGN Committee recommended, and the Board has nominated Carin S. Knickel for election. The Board feels that Ms. Knickel’s skills and experience, including her breadth of executive experience in operations, strategy, business development, general management and human resources, will be of great assistance to the Board, particularly as the company approaches the development of its Rosemont project in Arizona. More detailed information about Ms. Knickel can be found under the heading “Nominees for Election as Directors”.

The CGN Committee and the Board also considered the requirement for a new Chairman in light of Mr. Voorheis’ upcoming departure. In December 2014, the Board asked W. Warren Holmes to serve as interim Chairman and began to consider whether one or more of the existing directors were qualified to serve as a permanent Chairman. The Board determined that there were individuals on the Board who were qualified to serve as Chairman and that it was not necessary to seek an external candidate. Mr. Hibben, as a member of the CGN Committee, canvassed the other directors about their views on who they believed should be asked to serve as the next permanent Chairman. The directors further considered this matter during an in camera session at the March 30, 2015 board meeting and agreed that Mr. Holmes was qualified and willing to serve as permanent Chairman. Accordingly, should he be elected at the Meeting, the Board expects that Mr. Holmes will be appointed as the new Chairman of Hudbay.

Board Renewal

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by our addition of a new director in four out of the last five years. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that eight of the ten directors nominated for election at the Meeting are independent. The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Not Independent Status
David Garofalo		✓	President and Chief Executive Officer of Hudbay.
Igor A. Gonzales	✓
Tom A. Goodman		✓	Former Senior Vice President and Chief Operating Officer of Hudbay.
Alan R. Hibben	✓
W. Warren Holmes	✓
Sarah B. Kavanagh	✓
Carin S. Knickel	✓

Name	Independent	Not Independent	Reason for Not Independent Status
Alan J. Lenczner	✓
Kenneth G. Stowe	✓
Michael T. Waites	✓

Mr. Garofalo is not considered independent because he is our President and Chief Executive Officer and Mr. Goodman is not considered independent because he retired as our Senior Vice President and Chief Operating Officer in June 2012. Under National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and the categorical standards for determining independence contained in our Corporate Governance Guidelines, Mr. Goodman will qualify as an independent director on June 1, 2015, which is the date that is three years following the date of his retirement.

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on another public company board), without the approval of our CGN Committee. Currently, none of our directors sit together on the board of directors of any other public company.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the CEO approve any other directorships held by our directors and officers.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than three other public companies.

For more information about the nominees for election at the Meeting, see above under the heading “Election of Directors — Nominees for Election as Directors”.

Board Process

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chairman include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board (the full position description of the Chairman, including a complete list of the Chairman’s responsibilities, which has been approved by the Board, is available on our website at www.hudbayminerals.com).  Other of those procedures include members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board and senior management by the CGN Committee.  In addition, the non-management directors, without Mr. Garofalo present, normally meet as a group during in camera sessions after Board meetings. The directors met in such in camera sessions at sixteen of the twenty Board meetings held during 2014. The Board also takes steps to monitor transactions to ensure that directors do not have any material interest.

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbayminerals.com), which delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive manual which includes descriptions of our organizational structure, operations, governance and compensation plans, and copies of our most recent core public disclosure documents, and are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board. On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations, and industry trends and practices. In 2014, the Board received quarterly updates from management on operations, project development, financial performance, corporate development and environmental health, safety and sustainability and visited our Lalor, Reed and 777 projects in northern Manitoba.  In 2015, the Board intends to conduct a site visit to our Constancia project and Lima office and a site visit to our Rosemont project in Arizona.

The Board is required to meet at least four times a year, and more frequently as circumstances require. The table below describes Board and Committee attendance in 2014.

Board and Committee Meetings and Attendance

	Board of Directors(1)	Audit Committee(2)	Compensation Committee(3)	Corporate Governance and Nominating Committee(4)	EHSS Committee(5)	Technical Committee	Totals
Directors	Meetings attended	Meetings attended (6) (7)	Meetings attended(7)	Meetings attended	Meetings attended (6)	Meetings attended	Meetings attended		Overall % Attendance
David Garofalo	20 of 20	—	—	—	—	—	20		100%
Igor A. Gonzales	17 of 20		3 of 4	—	1 of 2	4 of 5	25		81%
Tom A. Goodman	19 of 20		—	—	5 of 5	5 of 5	29		97%
Alan R. Hibben	20 of 20	—	8 of 8	2 of 2	—	—	30		100%
W. Warren Holmes	20 of 20	—	8 of 8	—	5 of 5	5 of 5	38		100%
Sarah B. Kavanagh	19 of 20	17 of 17	4 of 4	—	3 of 3	—	43	(8)	98%
John L. Knowles	20 of 20	17 of 17	—	2 of 2	2 of 2	—	41		100%
Alan J. Lenczner	19 of 20	15 of 17	3 of 4	2 of 2		—	39	(9)	91%
Kenneth G. Stowe	19 of 20	—	—	—	3 of 3	5 of 5	27		96%
G. Wesley Voorheis	18 of 20	—		2 of 2	—	—	20		90%
Michael T. Waites	11 of 11	7 of 7	—	—	—	—	18		100%

(1)           Mr. Waites was appointed to the Board of Directors on May 8, 2014.

(2)           Mr. Waites was appointed to the Audit Committee on May 8, 2014.

(3)           Mr. Lenczner replaced Mr. Gonzales on the Compensation Committee on May 8, 2014 and Ms. Kavanagh was appointed to the Committee on May 8, 2014.

(4)           Mr. Stowe replaced Mr. Knowles and Mr. Lenczner on the CGN Committee on May 8, 2014.

(5)           Mr. Gonzales replaced Ms. Kavanagh on the EHSS Committee on May 8, 2014 and Mr. Knowles replaced Mr. Stowe on the Committee on May 8, 2014.

(6)           Includes one joint meeting of the Audit and EHSS Committees.

(7)           Includes two joint meetings of the Audit and Compensation Committees.

(8)           Two of the 43 meetings attended were joint meetings where Ms. Kavanagh was a member of both Committees that were meeting jointly.

(9)           One of the 39 meetings attended was a joint meeting where Mr. Lenczner was a member of both Committees that were meeting jointly.

Board Assessment

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee, along with the members of management most involved with each such Committee, conduct a formal evaluation of the Committees with which they are involved. As part of this process, each director is interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board and its relationship with senior management, the performance of the Chairman and any other issues of concern. The results of the interviews are then reviewed by the CGN Committee, who reports to the full Board.

Committees of the Board

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbayminerals.com.  The Board has approved position descriptions for the Chairs of each of these Committees, which are available on our website at www.hudbayminerals.com.

Composition of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee.  All of our directors who are currently members of Committees of the Board, other than the EHSS and Technical Committees (of which Mr. Goodman is a member), are independent directors.

Audit Committee

Members: Sarah B. Kavanagh (Chair), John L. Knowles, Alan J. Lenczner and Michael T. Waites.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, including its assessment of audit risk, as well as our internal audit function.  In addition, the Audit Committee is tasked with assessing, monitoring and overseeing management of the strategic, operational, reporting and compliance risks involved with our business and assists the Board (jointly with the Compensation Committee) in discharging its responsibilities related to pension and benefit plans.

In 2014, the Audit Committee oversaw a number of initiatives, including strategic planning for our internal audit function, the risk management processes at our Constancia project and preparation of financial disclosure associated with our offer for the shares of Augusta. The Audit Committee also oversees our global risk management program and receives reports from management twice yearly to review management’s assessment of our key risks and to discuss and review our strategies for addressing such risks. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations. The Audit Committee also receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics and other matters.

The Canadian Securities Administrators, pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), and the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 10A-3 (“Rule 10A-3”) promulgated under the U.S. Exchange Act, require that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” within the meaning of NI 52-110 and Rule 10A-3.

The Board has determined that all members of the Audit Committee are “financially literate” as contemplated by the rules of the Canadian Securities Administrators and “audit committee financial experts” under the rules of the SEC.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board.  No member of the Audit Committee serves on the audit committee of more than three other public companies.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2014 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

Members: W. Warren Holmes (Chair), Alan R. Hibben, Sarah B. Kavanagh and Alan J. Lenczner.

The Compensation Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; officer appointments, performance evaluations and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; pension and benefit plans (jointly with the Audit Committee); and share ownership guidelines.

For a detailed discussion of the role and activities of the Compensation Committee see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: Warren Holmes (Interim Chair), Alan R. Hibben and Kenneth G. Stowe.

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance guidelines.  In addition, it is responsible for administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board’s ability to make effective decisions and to ensure the effective governance of Hudbay.

In May 2014, the Board, on the recommendation of the CGN Committee, appointed Mr. Waites as a new director. In March 2015, the Board, on the recommendation of the CGN Committee, adopted amendments to our corporate governance policies, including the Code of Business Conduct and Ethics and Corporate Governance Guidelines, and a Statement on Anti-Corruption, to reflect Hudbay’s continued commitment to compliance with all laws prohibiting improper payments to government officials and diversity on our Board, respectively.

The Board believes that our corporate governance policies, procedures and practices are in compliance with applicable guidelines, rules and other legal requirements, and are appropriate for Hudbay.

EHSS Committee

Members: Tom A. Goodman (Chair), Igor A. Gonzales, W. Warren Holmes, and John L. Knowles.

The purposes of the EHSS Committee are to assist the Board in discharging its responsibility relating to its oversight of our policies, programs and systems relating to environmental, health, safety and sustainability issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management which includes reports on: health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future; any non-compliances with applicable environmental regulations; and any internal and external environmental, health and safety audits conducted during the quarter. In addition, in 2014, the EHSS Committee’s activities included receiving reports from management on health and safety procedures and reporting at our Constancia project, approving our corporate social responsibility report, and receiving reports describing the management systems at our operations.

Technical Committee

Members: Kenneth G. Stowe (Chair), Igor A. Gonzales, Tom A. Goodman and W. Warren Holmes.

The Technical Committee assists the Board in its oversight of technical and operational matters, including: receiving regular updates from management on key technical and operational issues and initiatives; assessing our systems and processes for reviewing technical risks and technical controls in place at our operations; and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2014, the Technical Committee received regular reports on the status of our Constancia, Lalor and Reed projects as well as the ground support management at 777, results of due diligence on acquisition opportunities, including the Rosemont project, our reserves and resources and our exploration and corporate development initiatives. The Technical Committee also conducted site visits to our 777 mine and Constancia project during 2014.

Diversity

Hudbay has, effective March 2015, amended its Corporate Governance Guidelines (a copy of which can be found at Schedule “A”) to include a written policy for the identification and nomination of director candidates who are diverse in all aspects, including gender. Pursuant to our Corporate Governance Guidelines, in assessing individual director nominees, the CGN Committee considers, among other things, diversity, including diversity of gender. Search consultants, when engaged by Hudbay, are instructed by the Corporate Governance and Nominating Committee to have broad selection criteria that includes a mix of skills and expertise, and to identify candidates based on diversity of gender, age, ethnicity and geographic background.

The Board recognizes the value of having members with diverse attributes on the Board and is committed to ensuring that there is increased representation of women on the Board. The Board has not, however, established a target regarding the number of women on the Board. Hudbay intends to measure the effectiveness of its policy by looking at the increase in female representation on the Board over time, including, for example, the appointment of Sarah Kavanagh in 2013 and the nomination of Carin S. Knickel in 2015.

The Board also considers the representation of women in executive officer positions when making executive officer appointments. In addition to the expertise and experience required, the Board considers both the level of female representation and diversity as essential considerations in the selection process for executive officers, as evidenced by the recent appointments of Mary-Lynn Oke as Vice President, Finance in July 2013 and Elizabeth Gitajn as Vice President, Risk Management in March 2015.

As at the date of this Circular, the number and proportion of director nominees who are women and the number and proportion of our executive officers who are women, respectively, are as follows:

Female representation	Number	Percentage
Director Nominees	2	20%
Executive Officers(1)	2	15%

(1)   The executive officers of Hudbay’s major subsidiaries are substantially the same as the executive officers of Hudbay.

Code of Business Conduct and Ethics

Hudbay has adopted a Code of Business Conduct and Ethics which applies to all its directors, officers and employees, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and can be viewed on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour; the Board revised the Code of Business Conduct and Ethics in March 2015 to reflect Hudbay’s continued commitment to compliance with all laws prohibiting improper payments to government officials.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head.  We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board. The Board did not grant any waivers of the Code of Business Conduct and Ethics in 2014.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, suppliers, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information. Our Timely Disclosure, Confidentiality and Insider Trading Policy is available on our website at www.hudbayminerals.com.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, we hold regular conference calls after the release of quarterly and annual results and from time to time hold meetings or calls in association with the release of other material information.  All such meetings and calls are open to be attended or heard by the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

Shareholders may communicate directly with non-management directors through the Chairman, by writing to:  Chairman of the Board, HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, Canada  M5J 2V5.

The New York Stock Exchange Corporate Governance Listing Standards

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules:  (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A-3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A-3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence. We must also provide our statement of significant corporate governance differences in our annual report to shareholders or on our website.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbayminerals.com.

STATEMENT OF EXECUTIVE COMPENSATION

Message from the Chair of the Compensation Committee

Dear Shareholder,

The Compensation Committee is pleased to provide you with an overview of Hudbay’s performance in 2014 and a summary of our approach to considering and determining the compensation of Hudbay’s senior executive officers.

The Compensation Committee strives to enhance the association between Hudbay’s executive compensation and company performance and provide understandable and transparent compensation practices that are aligned with shareholder interests. Our executive compensation program includes the following elements:

•                  base salary;

•                  annual cash bonus (STIP);

•                  equity-based long-term incentives (LTIP);

•                  retirement benefits;

•                  employee share purchase plan; and

•                  other benefits and perquisites.

Our executive compensation is tied to company and individual performance by linking STIP and LTIP awards to the achievement of performance objectives that relate directly to the company’s strategic plan to deliver long-term value for the benefit of its shareholders. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality, long-life deposits with exploration potential in mining friendly jurisdictions. Our growth strategy is focused on the exploration and development of properties we already own (including our Constancia, Lalor and Reed mines) as well as acquiring other mineral assets that fit our strategic criteria.

For our senior executives other than David Garofalo, our Chief Executive Officer, the STIP and LTIP awards are based 60% on corporate performance and 40% on individual performance. The Compensation Committee believes this weighting allows for the variability of individual awards and properly balances the link between compensation and both individual and corporate performance. Mr. Garofalo’s STIP and LTIP awards are based 100% on the corporate score, due to his responsibility for all aspects of corporate performance. In 2014, the Compensation Committee evaluated the company’s performance based on the following corporate objectives: (i) growth, (ii) operational excellence, (iii) financial excellence, and (iv) leadership. The Compensation Committee is pleased with Hudbay’s performance in 2014, which includes the following highlights:

•                  successful project development, including achievement of commercial production on time and on budget at our Lalor and Reed mines and first concentrate production at our Constancia project in Peru;

•                  successful completion of the Augusta Acquisition and its Rosemont project in Arizona;

•                  close to 20 million hours lost-time accident free at Constancia;

•                  completion of equity and high-yield debt financings and a Constancia credit facility; and

•                  strong stakeholder relations in Peru, Manitoba and Arizona.

However, we also failed to meet our 2014 production guidance for zinc and precious metals production from our Manitoba operations and our internal target for growth in net asset value per share.

When assessing our corporate performance for purposes of executive compensation, we assess a score of zero for performance that fails to meet the minimum threshold and a score of up to 200% of the target for superior performance. Based on its corporate objectives, the Compensation Committee rated Hudbay’s 2014 corporate performance 134 out of 100, as described in further detail under the heading “2014 Corporate Scorecard” below. In 2014, approximately 77% of Mr. Garofalo’s and 40% of Hudbay’s other NEOs’ total direct compensation (which includes base salary, STIP and LTIP) was linked to Hudbay’s performance as determined against these objectives.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that it be included in this Circular. We encourage you to take the time to review such information. I will be available at the Meeting to answer any of your questions.

Sincerely,

W. Warren Holmes, Chair of Hudbay’s Compensation Committee

Compensation Discussion and Analysis

Named Executive Officers

For 2014, our five most highly-paid executives, referred to as our NEOs, were:

•                  David Garofalo, President and Chief Executive Officer;

•                  David S. Bryson, Senior Vice President and Chief Financial Officer;

•                  Alan T.C. Hair, Senior Vice President and Chief Operating Officer;

•                  Brad Lantz, Vice President, Business Development and Technical Services; and

•                  Cashel A. Meagher, Vice President, South America Business Unit.

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers, and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This, along with equity ownership guidelines and an employee share purchase plan, helps to align the interests of management with the long-term interests of our shareholders.

Compensation Committee

The members of our Compensation Committee are W. Warren Holmes (Chair), Alan R. Hibben, Sarah B. Kavanagh and Alan J. Lenczner. Each member is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices. In addition, each member brings helpful and diverse experience, which provides the Compensation Committee with the proper context to assess the suitability of our compensation policies and practices. Messrs. Holmes, Hibben and Lenczner have served on compensation committees of other public companies, including as Chair. Mr. Holmes was a senior mining executive for many years and brings insight into compensation practices in the mining industry generally and Mr. Hibben has a finance background and is a certified director of the Institute of Corporate Directors. Ms. Kavanagh has held several senior financial positions and has been involved in the compensation of senior executives while in those positions, and she and Mr. Lenczner are Commissioners of the Ontario Securities Commission.

The responsibilities of the Compensation Committee, as set forth in its Charter, are available on our website at www.hudbayminerals.com.

Compensation Committee Activities

Between 2009 and 2011 the Compensation Committee and the Board made significant changes to our executive and director compensation programs, including ceasing option grants and significantly increasing the proportion of overall compensation linked to company performance. The Compensation Committee met six times in 2014 and has met two times to date in 2015. We feel that our executive and director compensation programs achieve the objectives in our compensation philosophy and, while the Compensation Committee will continue to monitor market trends and our company’s best interests, the Committee does not believe that significant changes to our executive and director compensation are necessary or advisable at this time. Among the activities undertaken by the Compensation Committee in 2014 were the following:

•                  updated comparator group;

•                  oversaw NEO and director compensation benchmarking;

•                  revised payout curve for STIP and LTIP awards to ensure greater variability in compensation for superior and sub-par performance;

•                  initiated review of executives’ pension plans;

•                  initiated process of adopting an executive incentive compensation recoupment policy;

•                  oversaw succession planning in respect of our executives;

•                  made recommendations to the Board in respect of the compensation awarded to our CEO and Senior Vice Presidents and approved the compensation awarded to our Vice Presidents;

•                  conducted an orientation session for its two new committee members;

•                  reviewed regulatory and compensation trends; and

•                  reviewed and recommended the Board’s approval of the Statement of Executive Compensation in this Circular.

To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from legal and other advisers as it determines necessary, including the use of compensation consultants to assist in the evaluation of executive and director compensation.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee also relies on the CEO to assist in its review of the performance of the other NEOs. Given the close working relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO’s assessment of the other executives’ performance is valuable. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Role of Compensation Consultant

Since 2009, the Compensation Committee has retained Hugessen Consulting Inc. (“Hugessen”) to provide it with independent advice on executive and director compensation and related governance matters. The nature and scope of services provided by Hugessen to the Compensation Committee during 2014 included:

•                  advice regarding NEO compensation levels

•                  advice regarding non-executive director compensation levels

•                  information regarding ongoing and emerging market trends in executive compensation, director compensation and related corporate governance

•                  information regarding clawback policies

•                  support in drafting compensation disclosure for the 2014 and 2015 management information circulars

•                  reviewing and providing advice to the Compensation Committee regarding management-prepared materials and recommendations in advance of Compensation Committee meetings

•                  attendance at Compensation Committee meetings

The Compensation Committee reviewed and considered the information and advice provided by Hugessen, among other factors, when it made its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Compensation Committee’s recommendations.

Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen require Compensation Committee pre-approval and the Chair of the Compensation Committee approves all invoices for work performed by Hugessen.  The Compensation Committee has the authority to hire and fire its independent advisor and it reviews Hugessen’s performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

2014		2013
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$121,427	Nil	$117,706	Nil

Benchmarking

As part of the Compensation Committee’s consideration of our executive and director compensation for 2014, the Compensation Committee engaged Hugessen to update the comparator group used to benchmark our compensation against that of a group of peer companies. The comparator group includes mid-tier base metals producers and mid-tier gold companies. The Compensation Committee believes this is appropriate, as we compete with all mining companies for executives and other personnel with specialized skills and knowledge and there are a limited number of mid-tier base metals producers to use as comparators. The comparator group that was used in the benchmarking exercise undertaken by Hugessen in late 2013 to assist with 2014 compensation determinations consisted of the following Canadian mining companies whose revenues or assets (or both) were between one-half to two times that of ours:

Comparator Group

Company	Total Revenues(1)	Total Assets(1)
IAMGOLD Corp.	$1,559	$5,308
New Gold, Inc.	$856	$4,626
Lundin Mining Corporation	$738	$4,447
Katanga Mining Ltd.	$797	$3,960
Coeur Mining, Inc.	$806	$3,741
Thompson Creek Metals Company Inc.	$422	$3,584
Pan American Silver Corp.	$967	$3,290
OZ Minerals Limited	$757	$2,422
Osisko Mining Corporation	$681	$2,188
Centerra Gold Inc.	$868	$1,617
PanAust Limited	$772	$1,524
Endeavour Mining Corporation	$417	$1,490

(1)       All financial figures in CAD $MM and reflects the last publicly disclosed financial period for each of these issuers prior to the Compensation Committee’s review of Hugessen’s benchmarking exercise in November 2013.

Summary Statistics

75th Percentile	$859	$4,082
Median	$784	$3,437
25th Percentile	$724	$2,045

HudBay Minerals Inc.	$576	$3,778

The comparator group detailed above was reconfirmed in 2014 in order to assist with 2015 compensation determinations.

Hugessen’s benchmarking focused primarily on the CEO and Senior Vice Presidents. Our fourth and fifth most highly paid NEOs (Brad Lantz and Cashel A. Meagher) are Vice Presidents and there are not always directly comparable roles at the comparator companies. The Compensation Committee concluded that relying on comparator group benchmarking data to set Messrs. Lantz’s and Meagher’s compensation could result in an arbitrary disparity between the compensation received by these individuals and Hudbay’s other Vice Presidents, whose compensation is determined based on industry surveys and internal considerations. In light of this, the Compensation Committee determined that it was preferable to have Messrs. Lantz’s and Meagher’s compensation assessed along with the organization’s other Vice Presidents.

Risk Mitigation

The Compensation Committee has considered the implications of the risks associated with our compensation policies and practices and has not identified any risks arising from such policies and practices that are reasonably likely to have a material adverse effect on Hudbay. The Compensation Committee noted that, while it is possible that linking the majority of our executives’ total direct compensation to the achievement of annual corporate and individual objectives could encourage excessive risk-taking, it believes this risk is appropriately mitigated by, among other factors:

•                  Vesting: long-term incentive share units vest after three years and motivate long-term rather than short-term performance;

•                  Balanced Scorecard: a balanced number of annual performance objectives limits the impact any particular activity could have on the overall performance score;

•                  Executive Equity Ownership Guidelines: our senior executives are required to comply with our equity ownership guidelines, which further aligns the interests of management and our shareholders;

•                  Anti-Hedging Policy: our Timely Disclosure, Confidentiality and Insider Trading Policy prohibits our executives and directors from hedging against declines in their equity-based compensation;

•                  Board Oversight of Performance Objective Setting: the Board’s oversight of the performance objective setting process reduces the possibility that the selected performance objectives will encourage excessive risk taking; and

•                  Board and Compensation Committee Discretion: the Compensation Committee and the Board have discretion to award higher or lower incentive-based compensation to our executives, where deemed appropriate, to reflect our overall performance and value created for our shareholders. The Board did not exercise this discretion in respect of 2014 compensation.

Executive Compensation Recoupment Policy

The Board, on the advice of the Compensation Committee, has adopted an executive incentive compensation recoupment policy to further align the interests of management and our shareholders. This policy permits the Board to recoup for the benefit of Hudbay the cash bonus and equity-based long-term incentive awards granted to the CEO and Senior Vice Presidents in the event there is (a) a restatement of our financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, (b) such officers are determined to have engaged in fraud or intentional misconduct in connection with the restatement and (c) the cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements. The executive incentive compensation recoupment policy applies to financial years commencing on or after January 1, 2015.

Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description	Link to Compensation Objectives
Fixed Compensation
Base Salary	Annual cash compensation	Competitive, stable income enables attraction and retention
Retirement Benefits	Pension Plan	Rewarding executives for long service to Hudbay enables attraction and retention
Variable Compensation
Annual Cash Bonus (STIP)	Annual cash award based upon corporate and individual performance	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance, growth and leadership
Long-Term Incentives (LTIP)	Share units granted under our Long-Term Equity Plan or our Share Unit Plan, which units do not vest or become payable for three years	Provides strong correlation between compensation and share price, thereby aligning the interests of executives and shareholders, and encourages retention
Other
Employee Share Purchase Plan	Voluntary contribution program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay	Motivates, attracts and encourages retention of executives and other employees and aligns their interests with those of our shareholders by encouraging voluntary equity participation in Hudbay
Perquisites and Other Benefits

Includes fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who have been asked to relocate at Hudbay’s request.

Assists with attraction and retention

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metals prices and other factors beyond our control, our financial performance warrants significantly lower annual cash bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects our emphasis on linking executive compensation to our performance and aligning executives’ interests with our long-term interests. As base salary represents a reference for a number of other compensation elements, critical attention is paid to appropriately positioning salaries taking into account those of individuals with similar roles in the comparator group and within Hudbay.

Name	Title	2013 Base Salary	2014 Base Salary		Percentage Increase
David Garofalo	President and Chief Executive Officer	$815,000	$815,000		0%
David S. Bryson	Senior Vice President and Chief Financial Officer	$410,000	$430,500		5%
Alan T.C. Hair	Senior Vice President and Chief Operating Officer	$460,000	$460,000		0%
Brad Lantz	Vice President, Business Development and Technical Services	$349,200	$363,753	(1)	4.2%
Cashel A. Meagher(2)	Vice President, South America Business Unit	$313,875	$336,641		0%

(1)             Mr. Lantz’s 2014 base salary in this table represents the pro-rated amount of his salary for fiscal 2014; his salary as at December 31, 2014 was $370,000.

(2)             Mr. Meagher’s base salary is paid to him in United States dollars and was US$304,763 in both 2013 and 2014. The salaries reflected in this table are in Canadian dollars and were converted using the Bank of Canada’s annual average rate for 2013 and 2014, which were US$1.00:Cdn$1.0299 and US$1.00:Cdn$1.1046, respectively. Differences between the Canadian dollar amounts result from changes in foreign exchange rates only; Mr. Meagher’s base salary did not increase over this time period.

Summary of Variable Compensation

In 2013, the Board approved an increase in the maximum STIP and LTIP awards that could be made for superior performance to 200% of target from 150% and a decrease in the threshold award from 50% to 0%, each starting in 2014. The Board also changed the weighting of corporate to individual performance for the NEOs (other than Mr. Garofalo) from 70:30 to 60:40, starting with grants in respect of 2014. The Compensation Committee felt that these changes would increase the variability in awards and properly balance the link between compensation and both individual and corporate performance. The Compensation Committee concluded that it was appropriate that Mr. Garofalo’s performance be assessed using 100% of the corporate performance score, due to his responsibility for all aspects of corporate performance as CEO. The overall score for each non-CEO NEO based on corporate and individual performance, and Mr. Garofalo’s overall score based on corporate performance, was used to determine the quantum of STIP and LTIP awards granted to each of these individuals, as a percentage of the target awards.

The following table sets out the STIP and LTIP targets in 2014 for each NEO as a percentage of his respective base salary. Achievement of corporate and individual objectives, according to the specific performance weightings for each NEO, is the basis for the annual STIP and LTIP awards.

	Targets (% of Base Salary)		Performance Weighting
Name	STIP	LTIP Grant	Corporate	Individual
David Garofalo	80%	170%	100%	N/A
David S. Bryson	70%	120%	60%	40%
Alan T.C. Hair	70%	120%	60%	40%
Brad Lantz	50%	70%	60%	40%
Cashel A. Meagher	50%	70%	60%	40%

2014 Corporate Scorecard

The aggregate score resulting from the corporate performance measures, as determined by the Board in January 2015, was 134 out of 100 and is described in further detail below. Performance was determined subjectively, based on the Compensation Committee’s assessment of our performance after considering the company’s performance and other relevant factors, both positive and negative.

Category/Weight	Score	Compensation Committee Decision Factors
Growth — 40%	75/40	• Achieved first concentrate production at Constancia
Project Development — time and budget management	175/100	• Completed successful acquisition of Augusta Resource Corporation • Realized a significant increase in reserves at Constancia
Growth acquisitions, renewal of project pipeline and reserve/resource growth	200/100

•           Completed Lalor mine on time and on budget, with the achievement of phase 2 commercial production

•           Achieved commercial production at Reed

•           Settled longstanding litigation with Callinan Royalties Corporation

•           Indicative agreement on sale of Balmat

Operational Excellence — 25%	27/25
Environment, Health and Safety Production and cost performance	125/100 90/100	• Nearly 20 million hours LTA free at Constancia, and Lalor and Reed projects LTA free; offset somewhat by 777 safety performance
Relationships with key stakeholders, regulators, governments, communities, etc.	110/100

•           No significant environmental incidents

•           Manitoba contained copper in concentrate below budget but within public guidance

•           Unit costs in Flin Flon within public guidance

•           Achieved first production at Constancia

•           Successfully established relations with stakeholders in Arizona, diminished anti-mining sentiment in Peru and successful resolution of community incident; positive First Nations and government relationships in Manitoba

Financial Excellence — 20%	16/20	• Normalized net earnings below threshold of $17.8 million
Normalized net earnings Access to/cost of capital Share price performance vs. peer group Growth in net asset value per share	0/100 140/100 175/100 0/100

•           Completed Constancia credit facility, high yield bond financing to refinance Augusta indebtedness and equity issuance

•           Share price outperformed peer group (S&P-TSX Capped Diversified Metals and Mining Index) by 20%

•           Threshold for growth in net asset value per share not met

Leadership — 15%	16/15
Employee communications and engagement Leadership talent management/succession Continuous Improvement and Process Optimization	100/100 120/100 100/100

•           Successfully completed Arizona integration, advanced Constancia operational readiness and Manitoba collective bargaining strategy; set up employee awards program for 2015; introduced and successfully rolled out new employee wellness program; introduced new analytics and tracking for Intranet

•           Completed integration of Rosemont staff; established initial leadership development panel resulting in organizational restructuring in Manitoba and corporate office; successfully managed restructuring of corporate development group

•           Continuous improvement and process optimization (CIPO) estimated benefits exceeded $5 million annual target

Total Score	134%

Determination of Individual Performance

The individual performance score for each of our non-CEO NEOs represented 40% of their overall annual performance score. As with the corporate objectives, the non-CEO NEOs’ individual performance scores were determined subjectively, with reference to key elements of their performance within their respective areas of responsibility in 2014. In making its determinations respecting the non-CEO NEOs’ individual performance scores, the Compensation Committee considered recommendations made by Mr. Garofalo. The table below shows the individual performance score of each NEO, as well as the decision factors that were considered by the Compensation Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
David S. Bryson	56/40

•           Raised $500 million to support Constancia completion and Rosemont acquisition

•           Supported Augusta acquisition: oversaw communications before and after acquisition and integrated finance and IT teams

•           Improvement in SOX compliance program

•           Restructured investor relations and communications groups and strengthened finance team with new executive hires

Alan T.C. Hair	54.4/40

•           Exceptional Constancia safety performance

•           $5 million CIPO target met

•           Constancia first production achieved before end of 2014

•           Commercial production at Lalor and Reed achieved on time and on budget

•           Augusta Acquisition and subsequent integration completed with progress on permitting and engineering

Brad Lantz	44/40	• Commercial production achieved at Reed • Lalor mine completed on schedule and on budget • Advanced labour relations strategy

Cashel A. Meagher	60/40	• Exceptional Constancia safety performance • Constancia first production achieved before end of 2014 • Constancia community issues managed successfully

Annual Cash Bonus (STIP)

Each NEO’s annual cash bonus is determined by applying his performance score (based on achievement of individual and corporate objectives) against the target bonus approved by the Board. The following table shows each NEO’s performance scores and target bonus for 2014 as well as the actual amount awarded to each such NEO for 2014 based upon such performance.

Name	Individual Performance Scores	Corporate Performance Scores	Target Bonus (% of Base Salary)	100% of Bonus at Target	% of Target Bonus Awarded (2014 Performance Score)	Amount of Bonus Awarded
David Garofalo(1)	NA	134/100	80%	$652,000	134.0%	$873,680
David S. Bryson	56.0/40	80.4/60	70%	$301,350	136.4%	$411,041
Alan T.C. Hair	54.4/40	80.4/60	70%	$322,000	134.8%	$434,056
Brad Lantz	44.0/40	80.4/60	50%	$181,877	124.4%	$226,000
Cashel A. Meagher(2)	60.0/40	80.4/60	50%	$168,320	140.4%	$236,323

(1)       The corporate performance score was used to determine 100% of Mr. Garofalo’s short-term incentive award.

(2)       Mr. Meagher’s STIP is paid to him in United States dollars and was US$213,944 and was converted to Canadian dollars using the Bank of Canada’s annual average rate for 2014, which was US$1.00:Cdn$1.1046.

Long-Term Incentives (LTIP)

Purpose of Long-Term Incentives

The Compensation Committee believes that long-term equity-based compensation should form a significant portion of our NEOs’ overall compensation in order to provide a strong correlation between compensation and our share price, thereby aligning the interests of our executives and shareholders. The share unit awards are front-end performance-conditioned in that the actual aggregate value of share units granted varies depending on the achievement of corporate and individual performance objectives.

Long-term incentive share units may be granted under our Long-Term Equity Plan or our Share Unit Plan. A share unit is a notional unit which, depending on its terms, is redeemable for either a Hudbay common share or a cash amount equal to the value of a common share at a future date, and may be made subject to vesting and performance criteria. Share units granted to our executives and other eligible employees pursuant to our Long-Term Equity Plan entitle the holder to receive, at the company’s election, either a common share or a cash amount, in each case, equal to the value of the share units on the date of vesting. Share units granted pursuant to our Share Unit Plan entitle the holder to receive cash equal to the value of the share units on the date of vesting. The other terms of the two plans are substantially the same: the share units vest on December 31 of the third year following the year in which the services corresponding to the award were performed; if a plan participant resigns from Hudbay, or is terminated with cause, all unvested share units will be forfeited; if a plan participant is terminated without cause, his or her share units will vest and become payable on the date of termination; and holders of share units receive additional share units in an amount equal to the dividends paid on the Hudbay Shares each time a dividend is paid.

The Compensation Committee and our Board continue to believe that compensating NEOs and other eligible employees with share units provides greater transparency of compensation value and superior alignment with shareholder interests compared to granting share options. Moreover, adding front-end performance conditions to our share unit grants further strengthens the alignment between executive compensation and shareholder interests, which is consistent with our compensation philosophy and our commitment to responsible corporate governance, without adversely affecting our ability to attract and retain high-performing executives.

Long-Term Incentive Grant in Respect of 2014 Performance

In early 2015, the Board approved LTIP grants for our NEOs.  As is the case with the annual cash bonus, the value of LTIP grants is determined by applying each of our NEO’s performance scores (based on achievement of individual and corporate objectives) against the target LTIP grant approved by the Board.  The following table shows the LTIP awards granted to our NEOs in respect of 2014 performance.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target	% of Target LTIP Grant Awarded (2014 Performance Score)	Amount of LTIP Award	# of Share Units Granted(1)
David Garofalo	170%	$1,385,500	134.0%	$1,856,570	176,984
David S. Bryson	120%	$516,600	136.4%	$704,642	67,172
Alan T.C. Hair	120%	$552,000	134.8%	$744,096	70,933
Brad Lantz	70%	$254,627	124.4%	$316,400	30,162
Cashel A. Meagher(2)	70%	$268,374	140.4%	$376,803	35,920

(1)         The 2014 LTIP grants were made on February 23, 2015.  The grant price for the share units granted was based on the five day average of the closing price of Hudbay Shares on the Toronto Stock Exchange ending on the last trading day immediately preceding February 23, 2015, being $10.49.

(2)         Because the LTIP awards were granted on February 23, 2015, for purposes of calculating his LTIP award, Mr. Meagher’s 2014 base salary of US$304,763 was converted to Canadian dollars using the Bank of Canada’s noon exchange rate on February 23, 2015, being US$1.00:Cdn$1.2580.

CEO Target versus Actual Compensation

The table below shows the total direct compensation Mr. Garofalo would have received at target in each of 2014 and 2013, and the actual amount of the grant date compensation he received.

	2014			2013
	Target	Actual	Variance from Target	Target	Actual	Variance from Target
Base Salary	$815,000	$815,000	—	$815,000	$815,000	—
STIP	$652,000	$873,680	34%	$652,000	$489,000	-25%
LTIP	$1,385,500	$1,856,570	34%	$1,385,500	$1,039,125	-25%
Total Direct Compensation	$2,852,500	$3,545,250	24%	$2,852,500	$2,343,125	-18%

Share Option Policy

The Compensation Committee’s current policy is to not make share option grants to our executives and directors.  No option grants were made in 2014.

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Compensation Committee recognizes that retirement benefits are required in order for our compensation program to be competitive with our peers.

Each of our NEOs participates in our defined benefit pension plan (the “Pension Plan”) from the date of their employment. The Pension Plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the Pension Plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $18,031 for 2014.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years.  Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual cash bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual cash bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (the “ESPP”) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant’s contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who have been asked to relocate at Hudbay’s request.

2015 Compensation

A benchmarking exercise conducted in late 2014 by the Compensation Committee’s independent compensation consultant, Hugessen, indicated that the compensation rates for the CEO and Messrs. Bryson and Hair were below the median of the comparator group. When the Board set 2014 compensation for these individuals, there were no changes to the target STIP and LTIP awards compared with 2013. Further, no changes were made to the base salaries of David Garofalo and Alan Hair. David Bryson’s total direct compensation (base salary, plus STIP and LTIP) was below the comparator group median and his 2014 base salary was increased by 5% to reduce the gap.

The Board, upon the Compensation Committee’s recommendation, increased the base salaries for each of Messrs. Garofalo, Bryson and Hair by 3%, effective January 1, 2015. The Board also approved an increase in David Garofalo’s target STIP from 80% to 90% of base salary and his target LTIP grant from 170% of base salary to 185%. This change would increase Mr. Garofalo’s total direct compensation modestly above the comparator group median, while continuing to emphasize the importance of performance-conditioned equity-based grants through an increased LTIP target. The Compensation Committee believes these changes are appropriate given the company’s successful performance under Mr. Garofalo’s leadership.

Similarly, the target STIP and LTIP awards for Alan Hair were increased from 70% to 85% and 120% to 145% of base salary, respectively. These changes would bring Mr. Hair’s total direct compensation approximately 8% above the comparator group median. The Compensation Committee feels that these increases are appropriate given Mr. Hair’s role in the successful completion of our development projects, the importance of our operational performance in 2015 and future years and his broad portfolio of responsibility, which includes oversight of operations, exploration, corporate social responsibility, project development and human resources.

The Board also approved increases in David Bryson’s STIP and LTIP awards from 70% to 75% and 120% to 130%, respectively. These changes, along with the increase to his base salary would place Mr. Bryson at the comparator group median.

Brad Lantz’s 2015 base salary was increased by 2.5% and Cashel Meagher’s base salary was increased by 5%, which reflect annual merit increases as well as industry surveys of similarly situated executives. The STIP and LTIP targets for Messrs. Lantz and Meagher for 2015 will remain the same as in 2014, consistent with our other Vice Presidents.

Share Ownership Guidelines

The Board has established share ownership guidelines for our senior executives. Pursuant to the share ownership guidelines, the CEO is required to hold shares or share units worth at least two times his base salary and the Senior Vice Presidents are required to hold shares or share units worth at least the amount of their base salaries. Options held by the executives will not be counted towards the required shareholdings, however share units will be. Officers subject to the guidelines have four years in which to attain the required shareholdings, and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the share ownership guidelines, our NEOs and others who, from time to time, may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Timely Disclosure, Confidentiality and Insider Trading Policy, which includes a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

Our executives’ progress in meeting our share ownership guidelines as at March 31, 2015 is shown in the following table:

Name	Ownership Requirement	Value of Equity Required(1)	Total Equity Ownership(2)
David Garofalo	Two times base salary	$1,630,000	$6,013,146.06
David S. Bryson	Equal to base salary	$430,500	$1,989,250.34
Alan T.C. Hair	Equal to base salary	$460,000	$2,013.723.38
Brad Lantz(3)	N/A	N/A	N/A
Cashel A. Meagher(3)	N/A	N/A	N/A

(1)         Officers subject to the guidelines have four years in which to attain the required shareholdings and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. The Value of Equity Required is based on our executives’ 2014 base salaries.

(2)         Includes the grant date value of share units held and the acquisition value of Hudbay Shares held.

(3)         Our share ownership guidelines do not apply to executives at the Vice President level.

Employment Agreements

Each of the NEOs is party to an employment agreement with our company. The NEOs’ employment agreements establish their base salary and right to participate in our annual cash bonus, long-term incentive and pension plans. Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. The following table summarizes the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for ‘good reason’:

Payment/Benefit	CEO	NEOs (other than CEO)
Lump sum payment	An amount equal to 30 months’ base salary	An amount equal to 24 months’ base salary
Additional lump sum payment	An amount equal to 2.5 times the average annual cash bonus earned over the two fiscal years immediately preceding the termination date	An amount equal to 2 times the average annual cash bonus earned over the two fiscal years immediately preceding the termination date
Employee pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and his pension entitlements during a 24 month period	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements in respect of the executive during a 24 month period

Payment/Benefit	CEO	NEOs (other than CEO)
Vesting of share units and share options	Share units and share options, if issued, shall become immediately vested and options will be exercisable in accordance with the terms of the Share Option Plan	Share units, if issued, will vest immediately and share options will continue to vest in the ordinary course and be exercisable in accordance with the terms of the Share Option Plan

Payments on Termination

The following table provides details regarding the estimated incremental payments from us to each of the NEOs assuming termination without cause on December 31, 2014:

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Value of Vested Share Units ($)	Total ($)
David Garofalo	2,037,500	1,703,350	433,327	3,537,896	7,712,073
David S. Bryson	860,000	665,036	213,240	1,303,799	3,042,075
Alan T.C. Hair	920,000	680,386	276,041	1,398,228	3,274,655
Brad Lantz	740,000	368,729	243,100	704,968	2,056,797
Cashel A. Meagher	673,282	362,181	145,375	609,363	1,790,201

None of our NEOs in the table above are entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for good reason, as defined in their employment contracts.

Performance Graphs

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2009 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for our five most recently completed financial years.

(in Cdn.$)	2009	2010	2011	2012	2013	2014

HudBay Minerals Inc. (TSX)	100.00	133.16	76.20	75.31	65.22	74.72
S&P/TSX Composite Index	100.00	117.61	107.36	115.08	130.03	143.75
S&P/TSX Diversified Metals and Mining Index	100.00	148.49	109.06	103.36	82.32	72.25

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2011 against Mr. Garofalo’s total direct compensation (base salary, STIP and LTIP) for our three most recently completed financial years.(1)  Except for 2012, the trend in Mr. Garofalo’s compensation has been similar to the trend in our share price performance. Because all other NEOs have a majority of their incentive compensation determined based on our corporate performance score, we expect the trend in their compensation during this period will be similar to that of Mr. Garofalo.

(1)         Mr. Garofalo joined our company as President and Chief Executive Officer in 2010, however his 2010 direct compensation is excluded from the below chart, as he did not receive an LTIP award in that year.  Upon joining Hudbay in 2010, Mr. Garofalo received equity-based compensation equal to a substantial portion of the unvested equity he forfeited when he left his previous employer.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2014, 2013 and 2012 by each of the NEOs. Starting in 2014, the Compensation Committee determined that it was preferable to characterize LTIP grants in respect of prior year performance, so that the grants would be consistent with our annual cash bonus awards each year.  In the share-based awards column of our Summary Compensation Table, the awards disclosed for 2014 and 2013 are the amounts approved by the Board in early 2015 and early 2014, respectively, in respect of the prior year’s performance.  We have also re-stated the share-based awards for 2012 by replacing previously-reported awards with the awards approved in February 2013 in order to ensure consistent treatment and to facilitate year over year comparison for our NEOs.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option awards ($)	Annual incentive plan ($)	Long-term incentive plan ($)	Pension Value ($)	All other compensation(2) ($)	Total compensation ($)
David Garofalo	2014	815,000	1,856,570	—	873,680	—	146,353	71,238	3,762,841
President and Chief Executive Officer	2013	815,000	1,039,125	—	489,000	—	208,701	102,475	2,654,301
	2012	768,800	1,077,084	—	662,821	—	114,785	108,652	2,732,142
David S. Bryson	2014	430,500	704,642	—	411,041	—	92,018	37,856	1,676,057
Senior Vice President and Chief Financial Officer	2013	410,000	435,420	—	253,995	—	99,903	44,914	1,244,232
	2012	392,600	457,556	—	291,172	—	48,137	47,705	1,237,170
Alan T. C. Hair	2014	460,000	744,096	—	434,056	—	60,361	39,705	1,738,218
Senior Vice President and Chief Operating Officer	2013	460,000	422,280	—	246,330	—	195,454	49,479	1,373,543
	2012	405,851	518,201	—	329,764	—	98,368	48,608	1,400,792
Brad Lantz(1)	2014	363,753	316,400	—	226,000	—	136,735	8,249	1,051,137
Vice President, Business Development and Technical Services	2013	349,183	199,820	—	142,729	—	147,032	10,013	848,777
	2012	337,375	265,447	—	189,605	—	100,926	12,546	905,899
Cashel A. Meagher(3)	2014	336,641	376,803	—	236,323	—	41,780	388,351	1,379,898
Vice President, South America Business Unit	2013	313,875	177,646	—	122,411	—	72,431	371,127	1,057,490
	2012	283,387	237,182	—	165,640	—	43,623	391,739	1,121,571

(1)              Mr. Lantz has elected to contribute 30% of his annual cash bonus each year as supplementary pension credits pursuant to the terms of our Supplemental Pension Plan. The entire 100% of his annual cash bonus appears in this column, notwithstanding that Mr. Lantz only receives 70% of it in the form of a cash bonus and 30% of it is treated as a compensatory contribution to his Supplemental Pension Plan and is included as part of his Pension Value in the following year. This results in an artificially inflated Total Compensation figure for Mr. Lantz.

(2)              In each of 2012, 2013 and 2014, Mr. Meagher received perquisites that, in the aggregate, amounted to greater than $50,000, most of which related to his relocation to Peru at Hudbay’s request and were granted in accordance with Hudbay’s Expatriate Mobility Policy. In 2014, Mr. Meagher’s relocation benefits, which include a location premium (to recognize Mr. Meagher for his acceptance of a global assignment and possible living challenges that may be encountered while in Peru), a mobility premium (to encourage Mr. Meagher to accept the global assignment), a housing allowance, educational expenses for Mr. Meagher’s children, a travel allowance and tax gross-ups of the amount of taxes paid on the taxable portion of any such amounts. None of the other NEOs received perquisites that in the aggregate amounted to greater than $50,000. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

(3)              Mr. Meagher’s 2012 and 2013 compensation was paid to him in United States dollars and was converted to Canadian dollars using the Bank of Canada’s annual average rates for 2012 and 2013, which were US$1.00:Cdn$0.9996 and US$1.00:Cdn$1.0299, respectively.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2014.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Garofaio	—	—	—	—	—	—	349,594	3,537,896	—
David S. Bryson	—	—	—	—	—	—	128,834	1,303,799	—
Alan T. C. Hair	17-May-2005 24-Mar-2006 12-Mar-2007 20-Mar-2008	225,000 75,000 75,000 50,000	15,000 75,000 75,000 50,000	2.59 9.70 20.80 15.86	17-May-2015 24-Mar-2016 12-Mar-2017 20-Mar-2018	144,450	138,165	1,398,228	—
Brad Lantz	17-May-2005 24-Mar-2006 12-Mar-2007 24-Aug-2007 20-Mar-2008	60,000 20,000 20,000 100,000 50,000	60,000 20,000 20,000 100,000 50,000	2.59 9.70 20.80 23.74 15.86	17-May-2015 24-Mar-2016 12-Mar-2017 24-Aug-2017 20-Mar-2018	460,200	69,661	704,968	—
Cashel A. Meagher	—	—	—	—	—	—	60,214	609,363	—

(1)                       Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $10.12 on December 31, 2014.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2014.

Incentive Plan Awards Vested or Earned in 2014

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(1) ($)
David Garofalo	—	300,659	873,680
David S. Bryson	—	146,943	411,041
Alan T. C. Hair	—	149,245	434,056
Brad Lantz	—	95,367	226,000
Cashel A. Meagher	—	65,440	236,323

(1)          Represents the annual cash bonus paid in respect of 2014.

Pension Plan Benefits

Defined Benefit Plan

	Number of years	Annual benefits payable ($)		Opening present value of defined		Non-	Closing present value of defined
Name	credited service (#)	At year end ($)	At age 65 ($)	benefit obligation ($)	Compensatory change ($)	Compensatory change ($)	benefit obligation ($)
David Garofalo	4.4	69,015	313,823	611,428	146,353	284,081	1,041,862
David S. Bryson	6.3	49,746	198,332	460,831	92,018	238,402	791,251
Alan T. C. Hair	10.0	84,731	186,407	935,872	60,361	324,612	1,320,845
Brad Lantz	7.3	48,527	108,083	517,812	93,916	148,459	760,187
Cashel A. Meagher	6.1	33,838	161,309	310,864	41,780	183,651	536,295

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David Garofalo	—	—	—
David S. Bryson	—	—	—
Alan T. C. Hair	1,335,423	—	1,373,084
Brad Lantz	487,041	42,819	544,498
Cashel A. Meagher	—	—	—

(1)       Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual cash bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only. Further, the program emphasizes the alignment of our Directors’ interests with the interests of our shareholders by having grants of deferred share units (“DSUs”) compose a significant portion of Directors’ compensation and by requiring Directors to comply with our share ownership guidelines.

The compensation arrangements for our Directors include a combination of cash retainers, equity-based retainers payable in DSUs and meeting fees.  The amount of such retainers and fees payable in a calendar year are described below. These changes were approved by the Board effective January 1, 2015.

Position	Annual Cash Retainer $	Annual Equity-Based Retainer(1) $	Board or Committee Meeting Fee(2)(3) $
Chairman	167,500	167,500	—
Director	50,000	80,000	1,500
Chair, Audit Committee	40,000	—	1,500
Chair, Compensation Committee	20,000	—	1,500
Chair, other Committee of the Board	10,000	—	1,500
Member, Committee	—	—	1,500

(1)       Payable in DSUs.

(2)       Payable for meetings attended in person or via teleconference.

(3)      Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

In 2009, the Board ceased the practice of making option grants to Directors and adopted DSUs as the form of equity-based compensation for our Directors. As with the share units payable to our NEOs, DSUs, which are granted pursuant to our Directors’ Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

Our Chairman’s compensation is based on a flat retainer of $335,000 (without an entitlement to meeting fees), which is split evenly between cash and DSUs. The Compensation Committee believes that paying the Chairman meeting fees did not adequately account for the significant amount of time he spent on company matters outside of formal board meetings and the flat fee enables him to be compensated for his overall contribution as Chairman.

In accordance with its committee charter, the Compensation Committee conducts an annual review of the compensation of our Directors. In 2012, 2013 and 2014, the Committee was advised by Hugessen that the amount paid to the Directors (other than the Chairman) was below the median of the comparator group and that the gap had grown wider in 2014. The Compensation Committee determined that the Directors’ compensation, with the exception of the Chairman, be increased effective January 1, 2015 in order to bring Director compensation to the median of the comparator group.

On the recommendation of the Compensation Committee, the Board approved an increase to the company’s Director compensation, effective January 1, 2015, in order to bring Director compensation to the median of the comparator group. This represents the first increase to the Directors’ retainers since an increase that was effective January 1, 2012. The revised compensation of the Directors involves increases in the annual cash retainer from $40,000 to $50,000 and the annual equity retainer (which is satisfied through grants of DSUs) from $60,000 to $80,000. The annual retainer payable to the Audit Committee Chair was also increased from $30,000 to $40,000 and the annual retainer payable to the

Compensation Committee Chair was increased from $10,000 to $20,000. The Board believes these changes more appropriately reflect the workloads of the Chairs of these committees. The 2014 benchmarking study indicated that the Chairman’s compensation was competitive with the market and the Compensation Committee determined that no further adjustment was merited.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2014.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Tom A. Goodman(4)	119,000	60,000	978	179,978
Igor Gonzales	98,500	60,000	90	158,590
Alan R. Hibben	—	155,500	1,628	157,128
W. Warren Holmes	—	180,500	2,873	183,373
Sarah B. Kavanagh	128,500	60,000	90	188,590
John L. Knowles	86,500	97,500	1,134	185,134
Alan J. Lenczner	103,000	60,000	600	163,600
Kenneth G. Stowe	104,000	60,000	400	164,400
G. Wesley Voorheis	—	346,500	3,277	349,777
Michael T. Waites	—	97,825	19	97,844

(1)       Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

(2)       Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

(3)       Represents amounts paid in additional DSUs as dividend equivalents following the payment of our $0.01 per share dividend on March 31, 2014 and $0.01 per share dividend on September 30, 2014.

(4)       The amount disclosed in the “All Other Compensation” column includes the payment of dividend equivalents on Mr. Goodman’s share units.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)
Tom A. Goodman	—	60,000
Igor Gonzales	—	60,000
Alan R. Hibben	—	155,500
W. Warren Holmes	—	180,500
Sarah B. Kavanagh	—	60,000
John L. Knowles	—	97,500
Alan J. Lenczner	—	60,000
Kenneth G. Stowe	—	60,000
G. Wesley Voorheis	—	346,500
Michael T. Waites	—	97,825

(1)       Represents the amount of DSUs granted to each director in respect of 2014 pursuant to our Directors’ DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are considered vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2014.

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
Tom A. Goodman(2)	12-Mar-2007	75,000	75,000	20.80	12-Mar-2017	—	36,682	371,221	157,482
	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018
Igor Gonzales	—	—	—	—	—	—	—	—	78,826
Alan R. Hibben	—	—	—	—	—	—	—	—	911,329
W. Warren Holmes	—	—	—	—	—	—	—	—	1,555,386
Sarah B. Kavanagh	—	—	—	—	—	—	—	—	78,826
John L. Knowles	—	—	—	—	—	—	—	—	628,523
Alan J. Lenczner	—	—	—	—	—	—	—	—	337,229
Kenneth G. Stowe	—	—	—	—	—	—	—	—	235,797
G. Wesley Voorheis	—	—	—	—	—	—	—	—	1,852,419
Michael T. Waites	—	—	—	—	—	—	—	—	62,210

(1)         Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $10.12 on December 31, 2014.

(2)         The option-based and share-based awards were made to Mr. Goodman during his tenure as an executive officer of Hudbay.

Share Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors.

The Directors’ progress in meeting our share ownership guidelines as at March 31, 2015 is shown in the Nominees for Election as Directors section of this circular.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	3,532,316	15.96	7,104,942
Equity compensation plans not approved by securityholders	—	—	—
Total	3,532,316	15.96	7,104,942

(1)       Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2013 annual and special meetings, respectively.

(2)       Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares.

(3)       Represents the weighted average exercise price of the outstanding options under our Share Option Plan.

If all of the outstanding options as at December 31, 2014 were exercised, the Hudbay Shares issued upon such exercise would have represented approximately 0.94% of our issued and outstanding Hudbay Shares as at such date. If all of the 1,342,017 outstanding share units under our LTEP as at December 31, 2014 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 0.57% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2014; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2014 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2014, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares of Hudbay or a combination of both carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is approximately US$732,000. The policy provides an annual aggregate coverage limit of US$60 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•                  the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•                  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbayminerals.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of HudBay Minerals Inc.

By Order of the Board of Directors

W. Warren Holmes
Interim Chairman

April 15, 2015

SCHEDULE “A”
CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

HUDBAY MINERALS INC.
(the “Company”)

CORPORATE GOVERNANCE GUIDELINES

INTRODUCTION

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

GUIDELINES

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company’s business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors. In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

•                  relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory,

•                  judgment and character,

•                  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and

•                  the extent to which the interplay of an individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors’ skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors.  If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director must immediately tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors.  The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release.  Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation.  This process applies only in circumstances involving an “uncontested” election of directors — where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting.  If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board. Instead, the Board will focus on renewal and be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

•                  Conduct an annual self-evaluation ; and

•                  Periodically review and assess the adequacy of its Charter and the position description for the Chairman and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as a member of the Board of committee may request upon 48 hours prior notice.  The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Schedule 1

HUDBAY MINERALS INC.
(the “Company”)

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

•                  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan.  During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•                  Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•                  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•                  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

•                  Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•                  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•                  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to:  select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence.  A copy of those standards is attached as Appendix A.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

HUDBAY MINERALS INC.
(the “Company”)

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1.              A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.              Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•                  Employment:  Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate2 of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•                  Direct Compensation:  Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

•                  Auditor Relationship.  Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm

1  A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2  A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3  Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•                  Material Commercial Relationship.  Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

•                  Cross-Compensation Committee Link.  Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•                  Material Association.  Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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